EXHIBIT 4.12

EXHIBIT D

ALLOCATION OF PURCHASE PRICE

Purchase Price	Tranche	OID/Carried Transaction Expense	Warrant
Initial Cash Purchase Price	Tranche #1	$57,500	Warrant
Secured Buyer Note #1	Tranche #2	$25,000
Secured Buyer Note #2	Tranche #3	$25,000
Buyer Note #3	Tranche #4	$25,000
Buyer Note #4	Tranche #5	$25,000